SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For October 22, 2002



                                 CNOOC Limited

                (Translation of registrant's name into English)

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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

                Form 20-F    X         Form 40-F
                             ------                 ------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes               No      X
                        ------            ------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)


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Company Press Release
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Independent Exploration Scored Another Success In Bohai Bay

(Hong Kong, October 22, 2002) - CNOOC Limited (the "Company", SEHK: 883; NYSE:
CEO) announced today that the Company scored another exploration success with JZ25-1S-1, a wildcat well in Liaodong Block of Bohai Bay. The well tested a combined flow of 2300 barrels of 27-29 degrees API crude per day during drill stem tests.

JZ25-1S-1 is located about 40 kilometers north of SZ36-1 oil field and 40 kilometers south of JZ20-2 gas condensate field. It was drilled down to 1960 meters in 24 meters of water depth.

"The exploration success streak continues in Bohai Bay. It will help strengthen Bohai Bay's core area status," noted Mr. Ru Ke, Executive Vice President of the Company.

The Company is the operator and owns 100% interest of this block.

Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, the Company is the dominant producer of crude oil and natural gas offshore China. The Company is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2001, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 261,379 BOE per day.

The Company has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with slightly over 1,000 employees. The Company has become the largest offshore producer in Indonesia after the acquisition of Indonesian assets.

*** *** ***
This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company. These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes of the PRC's economic, political and social conditions as well as government policies.


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*** *** ***
For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel: +86 10 8452 1646
Fax: +86 10 8452 1441
E-mail: xiaozw@cnooc.com.cn

Ms. Anne Lui, Ms. Zelda Yung, Ms. Maggie Chan Ketchum Newscan Public Relations
Tel: 852-3141-8016, 852-3141-8028, 852-3141-8063
Fax: 852-2510-8199
E-mail:  anne.lui@knprhk.com
         zelda.yung@knprhk.com
         maggie.chan@knprhk.com

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                    CNOOC Limited


                                    By:  /s/ Cao Yunshi
                                         ----------------------------
                                         Name:   Cao Yunshi
                                         Title:  Company Secretary,
                                                 General Counsel and
                                                 Senior Vice President

Dated: October 22, 2002